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As filed with the Securities and Exchange Commission on November 7, 2003

Registration No. 333 —     .

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Financement-Québec
(Issuer)

Québec
(Guarantor)
(Names of Registrants)

Name and address of authorized agent in the United States:	Copy to:
Michel Robitaille Québec Government House One Rockefeller Plaza — 26th Floor New York, NY 10020-2102	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498

SECURITIES REGISTERED

Title of Securities	Amount

Debt Securities and Warrants	U.S.$1,500,000,000*
Guarantees of Québec of Securities

*
Or, if any Debt Securities or Warrants are offered at a discount or denominated in a currency other than United States dollars, such different amount as shall result in an aggregate offering price of not more than U.S.$1,500,000,000.

Amount of filing fee: U.S.$121,350.00

Pursuant to Rule 457(p) of the Securities Act of 1933 (the "Act"), the U.S.$121,350.00 registration fee is paid by offset of U.S.$121,350.00 of the registration fee of U.S.$198,000 previously paid by the Registrants in connection with the registration of U.S.$750,000,000 principal amount of debt securities of Financement- Québec, guaranteed by Québec, pursuant to Registration Statement No. 333-12376, filed on August 7, 2000 and withdrawn on May 31, 2002 pursuant to Rule 477 of the Act.

        The Debt Securities and/or Warrants listed above are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933
and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	*/***
4.	*
5.	*
6.	*
7.	Authorized Agent
8.	**
9.	**
10.	**
11.	*/***
12.	Validity of the Securities
13.	***
14.	*/***

*
Information included or to be included in Financement-Québec's Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**
Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.

***
Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Financement-Québec

U.S. $1,500,000,000

Debt Securities

Warrants

Guaranteed unconditionally as to
principal, premium and interest by

This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November                         , 2003.

Table of Contents of Prospectus

Where You Can Find More Information	2
Forward-Looking Statements	2
Financement-Québec	2
Québec	2
Guarantee by Québec	3
Use of Proceeds	3
Description of the Securities	3
Jurisdiction	8
Plan of Distribution	8
Debt Record	8
Authorized Agent	8
Validity of the Securities	9
Official Statements	9

Where You Can Find More Information

        We and Québec file annual reports, amendments to annual reports and other information with the SEC. These reports include financial information about us and Québec and may be accompanied with exhibits.

        You may read and copy any document we or Québec file with the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC's website at http://www.sec.gov.

        You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us or the other sources listed below.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

  •
  Our Annual Report on Form 18-K for the year ended March 31, 2003 and all amendments to that annual report filed prior to the date of this prospectus; and

  •
  Québec's Annual Report on Form 18-K for the year ended March 31, 2003, and all amendments to that annual report filed prior to the date of this prospectus.

        We also incorporate by reference all our future annual reports and those of Québec, and all amendments to annual reports, and any other information we or Québec file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended, until we sell all of the Securities. Each time we or Québec file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

        You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following addresses:

  •
  Financement-Québec
  Ministère des Finances
  Direction de l'émission des emprunts
  12 rue Saint-Louis
  Québec, Québec
  Canada G1R 5L3;

  •
  Credit Suisse First Boston LLC
  Investment Banking Group
  Eleven Madison Avenue
  New York, New York 10011-3629; or

  •
  Merrill Lynch & Co.
  Corporate Syndicate Department
  Merrill Lynch World Headquarters
  North Tower, Fifth Floor
  World Financial Center
  New York, New York 10281-1305.

        Telephone requests may be directed to:

  •
  Financement-Québec at (418) 643-8141;

  •
  Credit Suisse First Boston LLC at (212) 909-4811; or

  •
  Merrill Lynch & Co. at (212) 449-6500.

        You should rely only on the information incorporated by reference or contained in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any state where the offer is not permitted by the law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Forward-Looking Statements

        This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about Financement-Québec's or Québec's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and each of Financement-Québec and Québec undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Financement-Québec and Québec caution you that actual results may differ materially from those contained in any forward-looking statements.

Financement-Québec

        The information set forth below is not complete and is qualified by the more detailed information contained in Financement- Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2003, and the other documents incorporated by reference in the prospectus.

        Created in 1999 pursuant to An Act respecting Financement-Québec, we are an agent of Québec acting under the responsibility of the Minister of Finance. All of our share capital is owned by Québec. Our purpose is to provide financial services to public organizations, in particular by granting loans to them and by providing advice to facilitate their access to credit and to minimize their cost of financing. Although we currently make loans only to educational and health and social services entities, our enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

        We assume some of the functions previously performed by the Financing Fund of Québec. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

        Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec's financial statements. Some of these government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec's financial statements were transferred to us.

        Our address is 12 rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

Québec

        The information set forth below is not complete and is qualified by the more detailed information contained in Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2003, and the other documents incorporated by reference in the prospectus.

        Québec is the largest by area of the ten provinces in Canada (1,541,000 square kilometers or 594,860 square miles, representing 15.4% of the geographical area of Canada) and the second largest by population (7.5 million people, representing 23.7% of the population of Canada, as of April 2003).

        Québec has a modern, developed economy, in which the service sector contributed 70.8%, the manufacturing industry 21.7%, the construction industry 5.0% and the primary sector 2.5% of real GDP at basic prices in 2002. The leading manufacturing industries in Québec are transportation equipment (including aircraft and motor vehicles and associated parts), food products, primary metals (including aluminum smelting and copper refining industries), paper products, chemical products (notably pharmaceuticals) and wood products. Québec also has significant hydroelectric resources, generating approximately one-third of the electricity produced in Canada.

        Montréal and Ville de Québec, the capital of Québec, are the centers of economic activity. Montréal is one of the main industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Montréal is also Canada's largest port, situated on the St. Lawrence River, which provides access to both the Atlantic Ocean and the inland navigation system of the Great Lakes.

        French is the official language of Québec and is spoken by approximately 94% of its population.

Guarantee by Québec

        The Debt Securities will be unconditionally guaranteed as to principal, premium and interest when the same shall become due and payable, whether at stated maturity or otherwise, by Québec. The guarantee of Québec will be authorized by the Government of Québec by an Order in Council and will be placed on each Debt Security. The guarantee of Québec will be a direct, unconditional and unsecured obligation and will rank equally in right of payment with all other unsecured obligations for borrowed money of Québec outstanding at the date hereof or in the future.

Use of Proceeds

        Unless otherwise specified in the prospectus supplement, we will add the net proceeds we receive from the sale of the Securities to the general funds of Financement-Québec to be used for general purposes.

Description of the Securities

        We may at various times offer Debt Securities and, jointly or separately, Warrants to purchase Debt Securities (collectively, the "Securities") in distinct series. This section summarizes the material terms of the Securities which are common to all series. It does not, however, describe every aspect of the Securities. If the terms described in this section or in the prospectus supplement differ from the terms described in the Securities (the form of which will be filed with the SEC), you should rely on the terms described in the Securities.

Debt Securities

        The Debt Securities, when issued, will be direct and unconditional general obligations of Financement-Québec. We pledge our full faith and credit for the payment and performance of the Debt Securities. The Debt Securities will rank equally among themselves and with all other debt securities issued by us and outstanding at the date of the issue of the Debt Securities or thereafter. They will be payable as to principal, premium, if any, and interest in lawful money of the United States of America or in any other currency or currencies specified in the prospectus supplement. Debt Securities will be payable in The City of New York at the offices of JPMorgan Chase Bank, or in any other place specified in the prospectus supplement.

Information Specified in the Prospectus Supplement

        The prospectus supplement will specify the following terms:

  •
  the terms of the Debt Securities, including, where applicable:

  –
  the designation

  –
  aggregate principal amount

  –
  maturity

  –
  rate or rates of any interest

  –
  any interest payment dates

  –
  currency or currencies of denomination and payment

  –
  any index, price or formula to be used for determining the amount of any payment of principal, premium, if any, or interest

  –
  denominations

  –
  any terms relating to the holding and transfer of Debt Securities

  –
  any terms for redemption, exchange, repurchase or sinking funds

  •
  the names of and principal amounts to be purchased by any underwriters

  •
  the purchase price

  •
  any underwriting discounts and commissions

  •
  any other terms of the plan of distribution.

Form, Exchange and Transfer

        Unless otherwise specified in the prospectus supplement, the Debt Securities will be in fully registered form only in specified denominations.

        You may exchange your Debt Securities for other authorized denominations of the same series of equal aggregate principal amount. You may transfer and exchange your Debt Securities, free of charge, subject to any restrictions set forth in the prospectus supplement. Unless otherwise specified in the prospectus supplement, JPMorgan Chase Bank, which acts as paying agent, will keep a register for the registration and transfer of Debt Securities.

Sinking Funds

        If the prospectus supplement so indicates, we will agree, so long as any Debt Securities of a particular series are outstanding, to set aside as a sinking fund for those Debt Securities on the dates set forth in the prospectus supplement, the Canadian dollar equivalent of the percentage of the principal amount of those Debt Securities indicated in the prospectus supplement. The funds so set aside will be invested in those Debt Securities, in direct or other guaranteed obligations of Québec or in direct obligations of the Government of Canada, bonds of any municipality or school corporation in Québec, bonds issued by institutions which are fully subsidized by the Government of Québec or in other securities as may be determined by the Minister of Finance.

        The Debt Securities offered by this prospectus may include outstanding Debt Securities which are held in the sinking fund of Financement-Québec and are being resold by us.

Redemption

        If the prospectus supplement so indicates, the Debt Securities may be redeemable prior to maturity.

Original Issue Discount Securities

        Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. We will describe in any prospectus supplement relating to original issue discount securities any special U.S. Federal income tax and other considerations applicable to those Debt Securities.

Governing Law

        Unless otherwise indicated in the prospectus supplement, the Debt Securities and the guarantees will be governed by the laws of Québec and the laws of Canada applicable therein.

Place of Delivery

        Unless otherwise indicated in the prospectus supplement, the Debt Securities will be delivered in The City of New York.

Modifications

        Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement and the Debt Securities may be amended by us, Québec and the fiscal agent without notice to or the consent of the holder of any Debt Security if the amendment:

  •
  cures an ambiguity;

  •
  cures, corrects or supplements any defective provisions contained in the fiscal agency agreement or in the Debt Securities; or

  •
  is considered by us and Québec, acting on the advice of independent counsel, necessary or desirable and not inconsistent with the fiscal agency agreement or the Debt Securities, and will not, in our and Québec's reasonable opinion (with the fiscal agent receiving an opinion of counsel satisfactory to it), adversely affect the interests of the holders of Debt Securities.

        Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement will contain provisions for convening meetings of holders of Debt Securities to modify or amend by extraordinary resolution (as defined in the fiscal agency agreement) the fiscal agency agreement or the Debt Securities (except as provided in the immediately preceding sentence). An extraordinary resolution passed at that meeting will be binding on all holders of Debt Securities. However, no modification to any Debt Security may, without the consent of the holder of that Debt Security:

  •
  change the stated maturity or interest payment date of that Debt Security;

  •
  reduce the principal amount of or the rate of interest on that Debt Security;

  •
  change the currency of payment of that Debt Security;

  •
  impair the right to institute suit for the enforcement of any payment on that Debt Security or the guarantee;

  •
  reduce the percentage of holders of Debt Securities necessary to modify or amend the fiscal agency agreement or the terms and conditions of that Debt Security;

  •
  reduce the percentage of votes required for the taking of action or the quorum required at any meeting of holders of Debt Securities; or

  •
  reduce the percentage of outstanding Debt Securities necessary to waive any future compliance or past default.

Book-Entry System

        The Debt Securities you purchase will be issued in the form of one or more fully registered global securities (each, a "Global Security"). Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or any other depositary or depositaries identified in the prospectus supplement. These depositaries may include The Canadian Depository for Securities Limited, the Euroclear System or Clearstream Banking, société anonyme. A Global Security will be registered in the name of the relevant depositary or its nominee.

        Except as described below, a Global Security may be transferred, in whole or in part, only to the relevant depositary or its nominee.

        Upon the issuance of a Global Security, we expect that the relevant depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by that Global Security to the accounts of institutions that have accounts with the depositary ("Participants"). The accounts to be credited will be designated by the underwriters, dealers or agents, or by us, in the case of Debt Securities that we sell directly. Ownership of beneficial interests in that Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in that Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the relevant depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Owners of beneficial interests in a Global Security may incur fees for the maintenance and operation of the book-entry system where that Global Security is held with DTC. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

        Any payment of principal, premium or interest due on the Debt Securities on any interest payment date or at maturity will be made available by us to JPMorgan Chase Bank, as paying agent, or any other paying agent identified in the prospectus supplement, on that date. The paying agent will make those payments to the relevant depositary in accordance with existing arrangements between the paying agent and that depositary. We expect that the depositary, upon receipt of any payment of principal, premium or interest, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by Participants to owners of beneficial interests in the Global Security held through those Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those Participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

        So long as a depositary (or its nominee) is the registered owner of a Global Security, that depositary (or nominee) will be considered the sole owner and holder of the Debt Securities represented by that Global Security for all purposes of the Debt Securities. Except as provided below, or as may be specified in the prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by that Global Security registered in their names, will not be entitled to receive physical delivery of certificated Debt Securities in definitive form upon exchange or otherwise and will not be considered the owners or holders of any Debt Securities represented by a Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the relevant depositary and, if that person is not a Participant, on the procedures of the Participant through which that person holds its interest, to exercise any rights of a holder of Debt Securities. We understand that, under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action the relevant depositary (or nominee) as the holder of that Global Security is entitled to take, the depositary would authorize the Participants to take that action, and the Participants would authorize beneficial owners owning through those Participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

        Except as otherwise set forth in the prospectus supplement, a Global Security may not be transferred except as a whole by the relevant depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or any other nominee of the depositary, or by the depositary or the nominee to another depositary or its nominee or to a successor of the depositary or a nominee of the successor. Debt Securities represented by a Global Security are exchangeable for certificated debt securities of like tenor and of an equal aggregate principal amount in denominations of U.S.$1,000 and integral multiples thereof only if:

  •
  the relevant depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security, or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and we do not appoint a successor depositary within 90 days after receiving that notice or becoming aware that the depositary is no longer so registered;

  •
  we notify the fiscal agent that all the Debt Securities represented by a Global Security are to be exchanged for certificated debt securities;

  •
  upon request by one or more owners of beneficial interests in a Global Security after an event of default entitling the holders to accelerate the maturity of the related Debt Securities has occurred and is continuing; or

  •
  in other events as may be specified in the prospectus supplement.

        Any Debt Security that is exchangeable pursuant to the preceding sentence is to be exchanged for certificated debt securities registered in the names that the relevant depositary shall direct. Certificated debt securities may be presented for registration of transfer or exchange at the office of the paying agent in The City of New York or any other place specified in the prospectus supplement, and principal, premium, if any, and interest will be payable at that office of the paying agent, provided that interest may be paid by check mailed to the registered holders of the Debt Securities to their addresses appearing in the security register.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions, like transfers and pledges, among its Participants in those securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other types of organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. DTC agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The rules applicable to DTC and its Participants are on file with the SEC.

        If depositaries other than DTC are appointed, additional information with respect to those depositaries will be set forth in the prospectus supplement.

Canadian Taxes on Debt Securities

        In the opinion of our counsel, Bélanger Sauvé, and of Ogilvy Renault, Canadian counsel for the underwriters or agents, if any, there are no withholding taxes payable under the laws of Canada or of Québec with respect to any Debt Securities or premium, if any, or interest thereon except in the circumstances set forth below. Under the Income Tax Act (Canada) (the "Act"), if any part of the interest (including amounts deemed interest under the Act) payable on the Debt Securities is:

  •
  contingent or dependent upon the use of or production from property in Canada;

  •
  computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion; or

  •
  computed by reference to dividends paid or payable to shareholders of any class of shares of a corporation;

then interest payable on the Debt Securities will not be exempt from withholding taxes unless the Debt Securities are "prescribed obligations" for those purposes. A prescribed obligation is a debt obligation the terms of which provide for an adjustment to the amount payable under the obligation that is determined by reference to a change in the purchasing power of money, and on which no amount payable, other than that adjustment, is contingent or dependent upon or computed by reference to any of the criteria listed above.

        There are no other taxes on income or capital gains payable under the laws of Canada or of Québec in respect of any Debt Securities or premium, if any, or interest thereon by an owner who is not, nor is deemed to be, a resident of Canada and who does not use or hold, and is not deemed to use or hold, any Debt Securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a bank business in Canada within the meaning of the Act.

        There are no estate taxes or succession duties imposed by Canada or Québec in respect of any Debt Securities or premium, if any, or interest thereon.

Warrants

        We may issue, together with any Debt Securities offered by a prospectus supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of Warrants. That prospectus supplement will set forth:

  •
  the terms of the Debt Securities purchasable upon exercise of the Warrants;

  •
  the principal amount of Debt Securities purchasable upon exercise of one Warrant, the exercise price and the procedures for, and conditions to, exercise for purchasing those Debt Securities;

  •
  the dates on which the right to exercise the Warrants will commence and expire;

  •
  the date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; and

  •
  whether the Warrants represented by Warrant certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered.

        Unless otherwise indicated in the prospectus supplement, the Warrants will be governed by the laws of Québec and the laws of Canada applicable therein. Unless otherwise indicated in the prospectus supplement, the Warrants will be delivered in The City of New York.

Jurisdiction

        Financement-Québec and Québec will appoint the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, N.Y. 10020-2102, as their authorized agent upon whom process may be served in any action based on the Securities which may be instituted in any State or Federal court in The City of New York by the holder of any Security, and will expressly waive any immunity to service of process regarding any action to which the Delegate General of Québec might otherwise be entitled. This appointment will be irrevocable until all amounts in respect of the Securities have been paid, except that, if for any reason the designated agent ceases to be able to act as the authorized agent or no longer has an address in The City of New York, Financement-Québec and Québec will appoint another person or persons in The City of New York as their authorized agent(s). Each of Financement-Québec and Québec will expressly accept the non-exclusive jurisdiction of any court and will irrevocably waive, to the fullest extent permitted by applicable law, any immunity from the jurisdiction of any court to which it might otherwise be entitled in any action based upon the Securities.

        Financement-Québec and Québec may be sued in the courts of Québec, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against Financement-Québec or Québec arising out of or relating to obligations under the Securities. In addition, no immunity from suit is available to either Financement-Québec or Québec in any action in those courts, irrespective of whether a party to the action or the holder of Securities is or is not resident within Québec or is or is not a citizen of Canada.

        The law creating Financement-Québec provides that we are a mandatary of Québec, the civil law equivalent of an agent. Our property forms part of the domain of Québec, but the execution of our obligations may be levied against our property. Despite our status as mandatary of Québec, we bind none but ourselves when we act in our own name.

        Although any judgment obtained in an action brought in the courts of Québec against Québec may not be enforced by execution, applicable statutes provide that whenever Québec is condemned by a judgment that has become definitive to pay a sum of money, the Ministre des Finances, after having received a certified copy of the judgment, shall pay the amount due out of the money at his or her disposal for that purpose or, failing that, out of the consolidated revenue fund of Québec.

Plan of Distribution

        We may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at:

  •
  a fixed price or prices, which may be changed;

  •
  prices related to prevailing market prices; or

  •
  negotiated prices.

        The distribution may be effected in the United States and/or in any one or more other jurisdictions where permitted by law, as specified in the prospectus supplement.

        In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). The prospectus supplement will identify these underwriters or agents, and will describe the compensation received from us.

        Under agreements which we may enter into, dealers and agents who participate in the distribution of Securities may be entitled, and we have agreed that underwriters, if any, will be entitled, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

        The prospectus supplement relating to domestic debentures offered in Canada will contain a description of the plan of distribution of those domestic debentures.

Debt Record

        We have paid the full face amount of the principal of and premium, if any, and interest on every debt security issued or assumed by us, and Québec has paid the full face amount of the principal of and premium, if any, and interest on (a) every debt security issued or assumed by it, and (b) every indirect debt security on which it has been required to implement its guarantees, all promptly when due in the currency and in the country where payable, subject to any applicable laws and regulations forbidding trading with the enemy during wartime.

Authorized Agent

        The authorized agent of us and Québec in the United States is the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

Validity of the Securities

        Bélanger Sauvé, Montréal, Québec, will pass upon the validity of the Securities and all other matters of Canadian and Québec law and procedure on our behalf and that of Québec. The validity of the Securities and all other matters of Canadian and Québec law and procedure will be passed upon for the underwriters or agents, if any, by Ogilvy Renault, Montréal, Québec. The validity of the Securities will be passed upon as to matters of New York law for the underwriters or agents, if any, by Sullivan & Cromwell LLP, New York, New York, who will rely as to all matters of Canadian and Québec law on the opinions of the aforementioned two firms.

        Ogilvy Renault and Sullivan & Cromwell LLP have, from time to time, rendered legal services to us and to Québec not connected with the offering of the Securities.

Official Statements

        The information set forth or incorporated by reference herein, except for the information appearing under "Plan of Distribution", was supplied by the representatives of Financement-Québec, and by the representatives of the Ministère des Finances of Québec, in their respective official capacities, duly authorized thereto.

Part II

1.
The amount or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or borne by or for the account of the Issuer in connection with the sale of the securities to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

  An itemized statement showing such expenses in connection with the sale of a particular issue of Securities will be provided in an amendment to Financement-Québec's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

2.
Agreement of the Issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances or other acts of Government under which the issue of such securities has been authorized.

  Financement-Québec hereby agrees to furnish copies of the opinions and consent of its counsel, Bélanger Sauvé, a general partnership, in an amendment to Financement-Québec's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

3.
Substitution of security.

  All of the funded and floating debt of the Registrants is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

        The Registrants hereby undertake:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
To include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that the Registrants shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrants pursuant to Rule 424(b)(l), (4) or (5) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrants' Annual Reports on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

        This Registration Statement comprises:

(1)	The facing sheet;
(2)	The cross-reference sheet;
(3)	Part I consisting of the Basic Prospectus;
(4)	Part II consisting of pages II-1 through II-7;
(5)	The following Exhibits:
	(1.1)	Form of Underwriting Agreement.
	(4.1)	Form of Fiscal Agency Agreement, including the Form of Security.
	(5.1)	Opinion of Bélanger Sauvé, Québec and Canadian counsel to Financement-Québec and Québec.*
	(23.1)	Consent of Bélanger Sauvé, Québec and Canadian counsel to Financement-Québec and Québec.
	(23.2)	Consent of Ogilvy Renault.
	(99.1)	List of Names and Addresses of Underwriters.*
	(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Financement-Québec or properly charged thereto.*

*
Filed with an amendment to Financement-Québec's Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT-ISSUER

        Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant-Issuer.

FINANCEMENT-QUÉBEC
	By:	/s/ CLÉMENT D'ASTOUS Name: Clément D'Astous Title: Chief Executive Officer and Chairman of the Board
November 7, 2003

SIGNATURE OF REGISTRANT-GUARANTOR

        Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant-Guarantor.

QUÉBEC
	By:	/s/ MICHEL ROBITAILLE Name: Michel Robitaille Title: Delegate General of Québec in New York
November 7, 2003

SIGNATURE OF REGISTRANTS' AUTHORIZED AGENT IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrants' authorized agent in the United States.

	By:	/s/ MICHEL ROBITAILLE Name: Michel Robitaille Title: Delegate General of Québec in New York
November 7, 2003

EXHIBIT INDEX

(1.1)	Form of Underwriting Agreement.
(4.1)	Form of Fiscal Agency Agreement, including the Form of Security.
(5.1)	Opinion of Bélanger Sauvé, Québec and Canadian Counsel to Financement-Québec and Québec.*
(23.1)	Consent of Bélanger Sauvé, Québec and Canadian Counsel to Financement-Québec and Québec.
(23.2)	Consent of Ogilvy Renault.
(99.1)	List of Names and Addresses of Underwriters.*
(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Financement-Québec or properly charged thereto.*

*
Filed with an amendment to Financement-Québec's Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

QuickLinks

CROSS REFERENCE SHEET
Between Schedule B of the Securities Act of 1933 and the Prospectus
Table of Contents of Prospectus
Where You Can Find More Information
Forward-Looking Statements
Financement-Québec
Québec
Guarantee by Québec
Use of Proceeds
Description of the Securities
Jurisdiction
Plan of Distribution
Debt Record
Authorized Agent
Validity of the Securities
Official Statements
Part II
UNDERTAKINGS
CONTENTS OF REGISTRATION STATEMENT
SIGNATURE OF REGISTRANT-ISSUER
SIGNATURE OF REGISTRANT-GUARANTOR
SIGNATURE OF REGISTRANTS' AUTHORIZED AGENT IN THE UNITED STATES
EXHIBIT INDEX